John Hancock Bond Trust

John Hancock Investment Trust II

John Hancock Funds II

John Hancock Funds III

601 Congress Street

Boston, Massachusetts 02210-2805

June 25, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	Amendments to the Following Registration Statements on Form N-1A:

Trust (each, a “Trust” and together, the “Trusts”)	File Nos.		Filing Date	Amendment Nos.		Fund (each, a “Fund” and together, the “Funds”)
	33 Act	40 Act		33 Act	40 Act
John Hancock Bond Trust	002-66906	811-03006	April 22, 2013	72	76	High Yield Fund
John Hancock Investment Trust II	002-90305	811-03999	April 22, 2013	71	71	Financial Industries Fund
John Hancock Funds II	333-126293	811-21779	April 23, 2013	91	93	Global Absolute Return Strategies Fund
						Global High Yield Fund
						Short Duration Credit Opportunities Fund
						Alternative Asset Allocation Fund
						International Growth Opportunities Fund
						International Small Company Fund
John Hancock Funds III	333-125838	811-21777	April 23, 2013	50	52	International Value Equity Fund
						Disciplined Value Mid Cap Fund

Dear Ms. Dubey:

This letter is in response to comments received by telephone on June 10, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Post-effective Amendments identified above under the Securities Act of 1933, as amended (the “Securities Act”), and the Post-effective Amendments under the Investment Company Act of 1940, as amended (the “1940 Act”), to each Trust’s

Securities and Exchange Commission

June 25, 2013

Registration Statement on Form N-1A, filed with the SEC on the dates noted above (each, an “Amendment”) to register additional share classes of each Fund.

For convenience, we have set forth each comment below, followed by the relevant Trust’s response. As many comments related to all of the Funds, we have addressed those comments first, followed by our responses to Fund-specific comments. Moreover, those Funds that will be filing post-effective amendments that are “off-cycle,” i.e., that do not coincide with the Funds’ regular annual registration statement updates, will make changes in response to certain comments in the next regular annual update rather than in the next post-effective amendment, as noted below.

Comments Applicable to All Funds

Prospectus

Comment 1 — On the front cover of each prospectus included in the Amendments, please add the ticker symbol for each class of the Fund described therein.

Response to Comment 1 — The ticker symbol of each class of each Fund will be included on the cover of the appropriate prospectus when such class begins operations.

Comment 2 — In the “Fund summary — Fee table — Shareholder fees” section, for share classes that do not impose sales charges, consider deleting this section.

Response to Comment 2 — The Funds will consider the staff’s recommendation, but do not intend to modify the “Fund summary — Fee table — Shareholder fees” section at this time.

Comment 3 — In the “Fund summary — Fee table — Annual fund operating expenses — Other expenses” section, these expenses should not be estimated because each Fund is not a “new fund” (with less than six months of financial highlights).

Response to Comment 3 — The Funds respectfully decline to make the requested change. While each Fund is not “new” for purposes of Form N-1A, there is no historical information for “other expenses” relating to the new share classes of each Fund and, consequently, the Funds must necessarily estimate them.

Comment 4 — In the “Fund summary — Fees and expenses — Annual fund operating expenses” section, with respect to each Fund that shows information for acquired funds fees and expenses (“AFFE”), such information should not be estimated because the Fund is not new.

Response to Comment 4 — The applicable Funds will make the requested change.

Comment 5 — In the “Fund summary — Fees and expenses — Annual fund operating expenses” section, please confirm whether AFFE are appropriate for an underlying fund that can serve as an investment for funds of funds (“FOFs”)?

Response to Comment 5 — The Funds note that an underlying fund can invest in other investment companies to the extent permitted by Section 12(d)(1)(A) of the 1940 Act, so long as such other investment companies do not themselves operate as FOFs.

Securities and Exchange Commission
June 25, 2013

Comment 6 — In the “Fund summary — Fees and expenses — Annual fund operating expenses” section, for Funds that have contractual Rule 12b-1 waivers in place, please disclose the gross amount of any Rule 12b-1 fees in the fee table, include the amount waived in a separate line in the fee table, and describe the Rule 12b-1 waiver in the same footnote that describes other contractual fee limitations.

Response to Comment 6 — The Funds decline to make the requested change. The Funds understand Form N-1A, Item 3 to permit a difference between the disclosure of management fees and Rule 12b-1 fees in the fee table. Instruction 3(b) requires that there be a line item showing all Rule 12b-1 expenses “incurred,” while Instruction 3(a) states that there should be a line item showing all management fees “payable.” The use of the word “incurred” in the Instruction for Rule 12b-1 fees suggests that this line item in the fee table could appropriately disclose the net actual amount incurred or to be incurred, whereas the use of the word “payable” for management fees suggests a broader concept tied to the contract rate. The Funds note that the full Rule 12b-1 fee is set forth in a footnote to the fee table.

Comment 7 — In the “Fund summary — Fees and expenses — Annual fund operating expenses” section, please disclose in a footnote who can terminate a contractual expense limitation and under what circumstances.

Response to Comment 7 — The Funds respectfully decline to make the requested change. A Fund’s investment adviser can not unilaterally terminate the Fund’s expense limitation arrangement prior to the date indicated in the relevant footnote.

Comment 8 — In the “Fund summary — Fees and expenses — Annual fund operating expenses” section, if applicable, please disclose in a footnote that the Funds’ investment adviser may recoup past waivers and/or reimbursed expenses for the past three years.

Response to Comment 8 — The Funds will make the requested change.

Comment 9 — With respect to contractual arrangements to limit the Funds’ Rule 12b-1 and other expenses as disclosed in the “Fund summary — Fees and expenses — Annual fund operating expenses” section, unless already filed, please file the relevant Rule 12b-1 and expense limitation agreements as exhibits to the Funds’ registration statements.

Response to Comment 9 — The Funds will file the expense limitation and 12b-1 waiver agreements as exhibits to the Trusts’ Registration Statements.

Comment 10 — In the “Fund summary — Expense example” section, at the end of the second sentence, please add “assuming that you redeem all of your shares at the end of those periods.”

Response to Comment 10 — The Funds will make the requested change.

Comment 11 — In the “Fund summary — Principal investment strategies” section, where a Fund can invest in derivatives, if derivatives are counted for the Fund’s 80% investment policy related to its name (the “80% Policy”) or a 40% investment policy related to investing in foreign securities (the “40% Policy”), please confirm that such investments are valued on a net or mark-to-market basis, and not on a notional basis.

Response to Comment 11 — Each Fund reserves the right to use derivatives and other synthetic instruments to count towards the Fund’s 80% and 40% Policies, as applicable. Each Fund generally uses market value to value derivatives in connection with the Fund’s 80% and 40% Policies.

Securities and Exchange Commission
June 25, 2013

Comment 12 — In the “Fund summary — Past performance” section, for share classes with performance that is recalculated, please disclose that returns for the older share class would be substantially similar because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.

Response to Comment 12 — The Funds will make the requested change.

Comment 13 — In the “Fund summary — Fund details — Principal investment strategies” section, please disclose whether notice will be given of any change to a Fund’s investment objective and/or strategy, and if so, how much notice.

Response to Comment 13 — Each Trust’s general policy with respect to changes to a Fund’s investment policies that are approved by the Trust’s Board of Trustees is to have such changes become effective upon notice to shareholders in a supplement to the Fund’s prospectus. Accordingly, the Trust does not believe that any revisions to the prospectus are necessary in this regard.

Comment 14 — In the “Financial highlights” section, after the first sentence of the first paragraph, add the following: “Certain information reflects financial results for a single fund share.”

Response to Comment 14 — The Funds will make the requested change.

Comment 15 — In the “Financial highlights” section, at the end of the second sentence of the first paragraph, add the following: “(assuming reinvestment of all dividends and distributions).”

Response to Comment 15 — The Funds will make the requested change.

Comment 16 — In the “Dividends and account policies — Small accounts” section of each Class A or Class C shares prospectus, the Fund states that an annual $20 fee is imposed on small accounts. Please add the $20 small account fee to each relevant Fund’s fee table in the Class A or Class C shares prospectus.

Response to Comment 16 — The Funds will make the requested change.

Comment 17 — On the back cover, in addition to information on requesting shareholder reports, the prospectus and the Statement of Additional Information (“SAI”), disclose how investors can request other information about the Funds, and to make shareholder inquiries.

Response to Comment 17 — The Funds will make the requested change.

SAI

Comment 18 — With respect to the statement on the front cover that each Fund is incorporating by reference the opinion of its independent registered public accounting firm related to the Fund’s financial statements for the most recent fiscal year, please confirm that each Fund will file as an exhibit to its registration statement a consent from such independent registered public accounting firm to incorporate by reference such opinion.

Response to Comment 18 — Each Fund confirms that such consents will be filed as an exhibit to a post-effective amendment to its registration statement in accordance with Rule 485(b) under the Securities Act.

Securities and Exchange Commission

June 25, 2013

Comment 19 — In the “Those Responsible for Management — Principal Officers who are not Trustees” section, please disclose the term of office of the Trust’s officers.

Response to Comment 19 — The Funds will make the requested change.

Specific Comments for Financial Industries Fund

Prospectus

Comment 20 — In the “Fund summary — Principal investment strategies” section, please describe the maturity policy for the Fund’s investment in bonds.

Response to Comment 20 — The Fund will consider making the requested change. If the Fund does make the change, it will be made in the next annual update.

Comment 21 — In the “Fund summary — Principal risks” section, please add a description of financial sector risk to the “Sector investing risk” factor.

Response to Comment 21 — The Fund will make the requested change in the next annual update.

Comment 22 — In the “Fund details — Principal risks of investing — Medium and smaller company risk” section, because the Fund can invest in companies of any market cap, delete the last sentence, which reads: “The fund is not obligated to sell a company’s security simply because, subsequent to its purchase, the company’s market capitalization has changed to be outside the capitalization range for the fund.”

Response to Comment 22 — In the next annual update, the Fund will modify this sentence to read as follows:

The fund is not obligated to sell a company’s security simply because, subsequent to its purchase, the company’s market capitalization has changed to be outside the capitalization range, if any, in effect for the fund.

SAI

Comment 23 — In the “Investment Policies and Risks — Short Sales” section, since the Fund can engage in short sales, confirm whether any interest or dividend expense attributable to short sales is reflected in the Fund’s fee table in the prospectus.

Response to Comment 23 — The Fund confirms that any interest or dividend expense attributable to short sales would be reflected in the Fund’s fee table in the prospectus.

Comment 24 — In the “Investment Policies and Risks — Short-Term Trading and Portfolio Turnover” section, please discuss the tax consequences of a high portfolio turnover rate.

Response to Comment 24 — The Fund will make the requested change in the next annual update.

Comment 25 — In the “Investment Policies and Risks” section, per Item 16(d) of Form N-1A, please add disclosure of the types of investments that the Fund may make to assume a defensive position.

Response to Comment 25 — The Fund will make the requested change in the next annual update.

Securities and Exchange Commission

June 25, 2013

Comment 26 — In the “Investment Restrictions” section, please revise investment restriction no. 5, which relates to commodities to change the phrase “may not invest in commodities,” to “may not buy or sell commodities.”

Response to Comment 26 — The Fund respectfully declines to make the requested change. The Fund understands the term “invest” to encompass both purchasing and selling, and, consistent with this understanding, does not purchase or sell commodities or commodity futures contracts, except as explicitly set forth in the restriction.

In addition, because this restriction is a fundamental investment policy, the Fund would be required to seek shareholder approval of any changes, and doing so merely for this change would impose an unreasonable burden on the Fund.

Comment 27 — In the “Those Responsible for Management — Duties of Trustees; Committee Structure — Contracts, Legal & Risk Committee” section, the third and fourth sentences appear to be identical. Please delete one of the sentences.

Response to Comment 27 — The Fund will make the requested change.

Comment 28 — In the “Brokerage Allocation — Brokerage Commissions Paid” section, in accordance with Item 21(a) of Form N-1A, please state the reason for the difference between the amount of commissions paid in fiscal year 2012 compared to fiscal year 2011.

Response to Comment 28 — The Fund will make the requested change.

Comment 29 — In a new section of the SAI, in accordance with Item 19(h) of Form N-1A, please state the name and address of the Fund’s transfer agent and dividend-paying agent.

Response to Comment 29 — Class NAV shares of the Fund do not have a transfer agent or dividend paying agent. Any dividends payable by Class NAV shares of the Fund are reinvested in Class NAV shares of the Fund.

Specific Comments for High Yield Fund

Prospectus

Comment 30 — In the “Fund summary — Principal investment strategies” section, please disclose that the Fund’s investments in below-investment grade securities are referred to as “junk bonds.”

Response to Comment 30 — The Fund will make the requested change in the next annual update.

Comment 31 — In the “Fund summary — Principal risks” section, because the Fund can invest in defaulted debt, please add a corresponding risk factor.

Response to Comment 31 — The Fund will make the requested change in the next annual update.

Securities and Exchange Commission

June 25, 2013

Comment 32 — In the “Fund summary — Principal investment strategies” section, in accordance with the SEC staff’s letter to the Investment Company Institute (pub. avail. Feb. 23, 1990) (the “1990 Junk Bond Letter”), please disclose that the board’s responsibility to value junk is more difficult in periods of low liquidity.

Response to Comment 32 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that the 1990 Junk Bond Letter has been superseded by revisions to Form N-1A, which do not include such disclosure requirements.

Comment 33 — In the “Fund summary — Principal investment strategies” section, please disclose the Fund’s policy on retaining or disposing of downgraded securities consistent with the SAI disclosure under the heading “Ratings as Investment Criteria.”

Response to Comment 33 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that while the SAI disclosure represents the subadvisor’s general policy regarding whether to retain or dispose of downgraded securities, because the Fund invests primarily in below-investment grade securities of any (or no) rating, including defaulted debt, adding disclosure regarding the treatment of downgraded debt is not necessary.

Comment 34 — In the “Fund summary — Principal risks” section, please add a separate interest rate risk factor.

Response to Comment 34 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that interest rate risk is sufficiently described under the heading “Fixed-income securities risk.”

Comment 35 — In a new section of the prospectus, in accordance with the 1990 Junk Bond Letter, please add an appendix summarizing the credit ratings of debt securities in which the Fund may invest.

Response to Comment 35 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that, while the 1990 Junk Bond Letter has been superseded by revised Form N-1A, the Letter states that funds alternatively may place the appendix in the SAI, which the Fund currently does.

SAI

Comment 36 — In the “Investment Policies and Risks” section, because the Fund should pursue its investment objective at all times under normal market conditions, revise the following statement: “At times when the Fund invests in zero-coupon and payment-in-kind bonds, it will not be pursuing its primary objective of maximizing current income.”

Response to Comment 36 — The Fund will make the requested change in the next annual update.

Comment 37 — In the “Investment Policies and Risks — Common Stock” section, the staff notes that this section refers to small-cap companies. Please add reference to mid-cap companies, if applicable.

Response to Comment 37 — The Fund will make the requested change in the next annual update.

Securities and Exchange Commission

June 25, 2013

Comment 38 — In the “Investment Policies and Risks — Swaps, Caps, Floors and Collars” section, please revise the statement that “The Fund will maintain in a segregated account with its custodian, cash or liquid securities equal to the net amount, if any, of the excess of the Fund’s obligations over its entitlements with respect to swap, cap, collar or floor transactions” to disclose that the Fund will segregate the notional amount of credit default swaps that it “writes.”

Response to Comment 38 — The Fund will make the requested change in the next annual update.

Comment 39 — In the “Investment Policies and Risks — Writing Covered Options” section, please confirm that the Fund will segregate the notional amount of written options.

Response to Comment 39 — The Fund will make the requested change in the next annual update.

Comment 40 — In the “Investment Restrictions” section, please revise investment restriction no. 4, which relates to commodities to change the phrase “may not invest in commodities,” to “may not buy or sell commodities.”

Response to Comment 40 — The Fund respectfully declines to make the requested change. The Fund understands the term “invest” to encompass both purchasing and selling, and, consistent with this understanding, does not purchase or sell commodities or commodity futures contracts, except as explicitly set forth in the restriction.

In addition, because this restriction is a fundamental investment policy, the Fund would be required to seek shareholder approval of any changes, and doing so merely for this change would impose an unreasonable burden on the Fund.

Comment 41 — In a new section of the SAI, in accordance with Item 19(h) of Form N-1A, please state the name and address of the Fund’s transfer agent and dividend-paying agent.

Response to Comment 41 — Class NAV shares of the Fund do not have a transfer agent or dividend paying agent. Any dividends payable by Class NAV shares of the Fund are reinvested in Class NAV shares of the Fund.

Specific Comments for International Value Equity Fund

Prospectus

Comment 42 — In the “Fund summary — Principal investment strategies” section, in the first sentence, please specify the types of stocks in which the Fund will invest, e.g., common or preferred.

Response to Comment 42 — The Fund will make the requested change.

Comment 43 — In the “Fund details — Principal investment strategies” section, please disclose the Fund’s principal investment policy regarding derivatives.

Response to Comment 43 — The Fund will make the requested change.

Comment 44 — In the “Financial highlights” section, please fix the footnote numbering.

Response to Comment 44 — The Fund will make the requested change.

Comment 45 — In the “Transaction policies” section, please disclose that, because the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the

Securities and Exchange Commission

June 25, 2013

Fund does not price its shares, the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Response to Comment 45 — The Fund will make the requested change.

Specific Comments for Disciplined Value Mid Cap Fund

Prospectus

Comment 46 — In the “Fund summary — Principal investment strategies” section, rather than stating that the Fund invests in companies with market caps “similar” to the market cap of companies in the Russell Midcap Value Index, please state that the Fund invests in companies with market caps “in the range of” market caps of companies in the Index.

Response to Comment 46 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that the term “similar” is understood to mean “in the range of.”

Comment 47 — In the “Fund summary — Principal investment strategies” section, instead of disclosing the market cap range of the Russell Index as of a recent date, disclose the market cap as of the most recent re-balancing date of the Index.

Response to Comment 47 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that the market cap information as of the more recent date reflects the effects of the most recent re-balancing of the Index.

Comment 48 — In the “Fund summary — Principal investment strategies” section, please confirm that the Fund engages in securities lending as a principal investment strategy. If so, add corresponding disclosure to the “Fund summary.” If not, please delete from this section.

Response to Comment 48 — The Fund will revise this section to reflect that engaging in securities lending is not a principal investment strategy.

Comment 49 — In the “Fund details — Principal risks of investing — Foreign securities risk — Currency risk” section, the Fund states that it may engage in derivatives to proxy and cross-hedge currencies. If so, please add appropriate derivatives disclosure to the “Fund summary.” If not, please delete the discussion of currency hedging.

Response to Comment 49 — The Fund will delete the discussion of currency hedging.

Specific Comments for Disciplined Value Mid Cap Fund

SAI

Comment 50 — In connection with the “Descriptions and Risks of Fund Investments — Swap Contracts and Other Two-Party Contracts — Total Return Swaps” section, the staff notes that the SEC has issued a concept release on derivatives and that the treatment of total return swaps with respect to various aspects of the Fund is subject to change. Use of Derivatives by Investment Companies under the Investment Company Act of 1940, IC-29776 (Aug. 31, 2011).

Response to Comment 50 — The Fund acknowledges the staff’s release of the concept release cited in the comment.

Securities and Exchange Commission

June 25, 2013

Comment 51 — In the “Descriptions and Risks of Fund Investments — Swap Contracts and Other Two-Party Contracts — Credit Default Swap Agreements” section, please disclose that the Fund will segregate the notional amount of credit default swaps that it “writes.”

Response to Comment 51 — The Fund will make the requested change.

Comment 52 — In the “Those Responsible for Management — Compensation of Trustees and Officers” section, in the compensation table, please disclose the number of funds in the complex.

Response to Comment 52 — The Fund will make the requested change.

Specific Comments for Global Absolute Return Strategies Fund

Prospectus

Comment 53 — In the “Fund summary — Investment objective” section, because the term “absolute return” is in the name of the Fund, please change the investment objective from “long term total return” to “long term absolute return” or “long term positive return.”

Response to Comment 53 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that Rule 35d-1 under the 1940 Act does not require a fund to reflect elements of its name in its investment objective. Even if the rule applied to statements of investment objective, the term “absolute return” does not connote any particular type of investment, tax treatment, industry or geographical area, which might implicate the rule’s provisions.

Comment 54 — In the “Fund summary — Principal investment strategies” section, the Fund states that “under normal market conditions, at least 40% of the value of the fund’s net assets will be invested in or exposed to obligations of issuers or obligors located outside of the United States.” Please explain how the location of an issuer or obligor is relevant to designating that issuer or obligator as “foreign.”

Response to Comment 54 — Supplementally, the Fund notes that the reliance on an issuer’s or obligor’s location to determine whether the entity is “foreign” for purposes of this 40% test is consistent with the one element of the three-part test suggested by the SEC in connection with the proposal of Rule 35d-1 under the 1940 Act. That test provides that, in determining whether an investment is in a particular geographic region, the investment must be in securities: (i) of issuers that are organized or maintain their principal place of business in the region; (ii) that are traded principally in the region; or (iii) of issuers that, during past fiscal year, derived at least 50% of their revenues or profits from the region or that have at least 50% of their assets in the region. The Fund investments that qualify for the 40% test stated above satisfy the first of these criteria, the location in a particular region, i.e., outside the U.S.

Comment 55 — In the “Fund summary — Principal investment strategies” section, please explain what the subadvisor considers “absolute return” to be.

Response to Comment 55 — The Fund will consider making the requested change. If the Fund does make the change, it will be made in the next annual update.

Securities and Exchange Commission

June 25, 2013

Comment 56 — In the “Fund summary — Past performance” section, please disclose that bar chart information is only for Class R1 shares and would be different for other share classes.

Response to Comment 56 — The Fund respectfully declines to make the requested change. The Fund believes the current disclosure is adequate. The disclosure states that “Calendar year total returns are shown only for Class R1 shares and would be different for other share classes.”

Comment 57 — In the “Fund summary — Past performance” section, the Fund states that it invests in emerging markets. In light of that policy, please explain why the Fund’s benchmark, the MSCI World Index, is appropriate, given that the Index is described as relating to developed markets.

Response to Comment 57 — The Fund believes the current disclosure is adequate. Supplementally, the Fund notes that Item 4(b)(2)(1) of Form N-1A requires the Fund to compare its performance against a “broad measure of market performance,” which the Fund believes the MSCI World Index to be. This Form N-1A requirement does not require the Fund to choose a benchmark that represents every possible asset class in which the Fund may invest.

Comment 58 — In the “Fund details — Principal investment strategies” section, please explain how the term “abnormal circumstances” is different from the conditions under which the Fund may take “temporary defensive” positions, as described in Item 9(b)(6) of Form N-1A.

Response to Comment 58 — Supplementally, the Fund notes that the term “abnormal circumstances” is meant to contrast with the term “normal market conditions,” under which the Fund invests pursuant to its principal investment strategies.

Comment 59 — In the “Fund details — Principal risks of investing — High portfolio turnover risk” section, please disclose the tax consequences of a high portfolio turnover rate.

Response to Comment 59 — The Fund will make the requested change in the next annual update.

Comment 60 — The following comments relate to the “Appendix — Related Performance Information”:

(a)	If the composite includes any registered funds, please disclose that fact.
(b)	In the third sentence of the first paragraph, please revise the phrase “in an investment style and strategy substantially similar to those that will be used to manage the fund” to read “in an investment style and strategy substantially similar to those that will be used to manage the fund, with substantially similar investment objectives and policies.”
(c)	Please disclose that the composite includes all portfolios managed in a similar manner by the subadvisor and all of its affiliates, and not solely those portfolios managed by the Fund’s portfolio managers.
(d)	In the fourth sentence, please delete reference to common portfolio managers.
(e)	Please explain whether the fact that the portfolios in the composite are managed in foreign currencies affects the conclusion that the Fund is managed in the same manner as the portfolios in the composite.
(f)	Please disclose that portfolios in the composite that are not registered funds are not subject to the investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and Internal Revenue Code, which, if they had applied, may have affected the portfolios’ results.

Securities and Exchange Commission

June 25, 2013

(g)	Please disclose that all actual fees and expenses of the portfolios are reflected in the related performance information.
(h)	Please confirm that performance has been calculated net of any sales loads.

(i)	Please describe supplementally why the BofA Merrill Lynch US Dollar 1-Month LIBID Average Index is an appropriate benchmark index for the Fund.

Responses to Comment 60 — The Fund responds to Comment 60 as follows:

(a)	The Fund notes that the composite does not include any registered funds so no additional disclosure will be added.
(b)	The Fund will make the requested change in the next annual update.
(c)	The Fund respectfully declines to make this change. The Fund believes the current disclosure is adequate. The fourth sentence states that “all of such portfolios are included in a composite, the performance of which is presented in this Appendix…”
(d)	The Fund will make the requested change in the next annual update.
(e)	The Fund confirms that the fact that the portfolios in the composite are managed in foreign currencies does not affect the conclusion that the Fund is managed in the same manner as the portfolios in the composite.
(f)	The Fund will make the requested change in the next annual update.
(g)	The Fund will make the requested change in the next annual update.
(h)	The Fund will make the requested change in the next annual update.
(i)	The Fund’s use of the BofA Merrill Lynch US Dollar 1-Month LIBID Average Index as a benchmark is consistent with the subadvisor’s strategy of seeking to maximize risk-adjusted returns in excess of cash.

Specific Comments for Global High Yield Fund

Prospectus

Comment 61 — In the “Fund summary — Principal investment strategies” section, noting that the Fund may invest in loan participations, please confirm that the Fund treats both the issuer and the lending bank as “issuers” for diversification purposes, in accordance with the staff’s views expressed in Pilgrim Prime Rate Trust (pub. avail. June 29, 1989).

Response to Comment 61 — Supplementally, the Fund confirms that the Fund treats both the issuer and the lending bank as “issuers” for diversification purposes, in accordance with the staff’s views expressed in Pilgrim Prime Rate Trust (pub. avail. June 29, 1989).

Comment 62 — In the “Fund summary — Principal risks” section, please disclose the effect of changes in duration on the Fund’s interest rate risk.

Response to Comment 62 — The Fund will make the requested change in the next annual update.

Securities and Exchange Commission

June 25, 2013

Comment 63 — In the “Fund summary — Principal risks” section, please disclose that high portfolio turnover can result in negative tax consequences.

Response to Comment 63 — The Fund will make the requested change in the next annual update.

Comment 64 — In the “Fund details — Principal investment strategies” section, explain how the term “abnormal circumstances” is different from the conditions under which the Fund may take “temporary defensive” positions, as described in Item 9(b)(6).”

Response to Comment 64 — Supplementally, the Fund notes that the term “abnormal circumstances” is meant to contrast with the term “normal market conditions,” under which the Fund invests pursuant to its principal investment strategies.

Comment 65 — In the “Transaction policies” section, please disclose that, because the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Response to Comment 65 — The Fund will make the requested change.

Specific Comments for Short Duration Credit Opportunities Fund

Prospectus

Comment 66 — In the “Fund summary — Principal investment strategies” section, noting that the Fund may invest in loan participations, confirm that the Fund treats both the issuer and the lending bank as “issuers” for diversification purposes, in accordance with the staff’s views expressed in Pilgrim Prime Rate Trust (pub. avail. June 29, 1989).

Response to Comment 66 — Supplementally, the Fund confirms that the Fund treats both the issuer and the lending bank as “issuers” for diversification purposes, in accordance with the staff’s views expressed in Pilgrim Prime Rate Trust (pub. avail. June 29, 1989).

Comment 67 — In the “Fund summary — Principal risks” section, disclose the effect of changes in duration on the Fund’s interest rate risk.

Response to Comment 67 — The Fund will make the requested change in the next annual update.

Specific Comments for Alternative Asset Allocation Fund

Prospectus

Comment 68 — In the “Fund summary — Fees and expenses” section, as the Fund may engage in short sales, confirm that interest/divided expenses incurred in connection with short sales is reflected in the table.

Response to Comment 68 — The Fund confirms that any interest or dividend expense attributable to short sales would be reflected in the Fund’s fee table in the prospectus.

Securities and Exchange Commission

June 25, 2013

Comment 69 — In the “Fund summary — Principal investment strategies” section, disclose whether the Fund has a principal investment strategy to invest at least 80% of assets in alternative investments.

Response to Comment 69 — The Fund respectfully declines to make this change. The Fund believes that the disclosure is adequate. Supplementally, the Fund notes that the Fund believes its name does not require it to have an 80% test because the name reflects an investment strategy.

Comment 70 — In the “Fund summary — Principal investment strategies” section, please disclose any maturity policy of the Fund for investing in “global bonds.”

Response to Comment 70 — The Fund will make the requested change in the next annual update.

Comment 71 — In the “Fund summary — Principal investment strategies” section, please disclose that the high yield bonds in which underlying funds may invest are also referred to as “junk bonds.”

Response to Comment 71 — The Fund will make the requested change in the next annual update.

Comment 72 — In the “Fund summary — Principal risks — Risks of investing in the funds of funds” section, please disclose the tax consequences to the Fund that may result from high portfolio turnover.

Response to Comment 72 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that the “High portfolio turnover risk” factor adequately discusses this risk.

Comment 73 — In the “Fund details — Other permitted investments” section, please confirm that the Fund: (a) considers “hedge funds” (i.e., funds organized under Sections (3)(c)(1) and 3(c)(7) of the 1940 Act) to be illiquid; and (b) will not invest more than 10% of its assets in hedge funds.

Response to Comment 73 — The Fund currently does not hold any interests in hedge funds, and it generally considers such investments to be illiquid. The Fund respectfully declines to limit its investments in hedge funds to 10% of assets. Supplementally, the Fund notes that it is not aware of any formal rule or other written SEC guidance that limits the Fund’s investment in hedge funds to 10% of assets.

Comment 74 — In the “Fund details — Principal risks of investing in the fund of funds” section, in the “Fund of funds risk” discussion, please disclose that investment in underlying funds may result in layering of fees.

Response to Comment 74 — The Fund will make the requested change in the next annual update.

Comment 75 — We note that the “Fund details — Principal investment strategies” section includes temporary defensive language that appears to duplicate the separate section entitled “temporary defensive investing.” Please remove one or the other.

Response to Comment 75 — The Fund will make the requested change in the next annual update.

Comment 76 — In the “Fund details — Temporary defensive investing” section, we note that a paragraph regarding securities lending appears to be out of place. Please move or insert an appropriate heading above the discussion.

Response to Comment 76 — The Fund will make the requested change in the next annual update.

Securities and Exchange Commission

June 25, 2013

Specific Comments for International Growth Opportunities Fund

Prospectus

Comment 77 — In the “Fund summary — Portfolio turnover” section, portfolio turnover is disclosed for the period from July 19, 2012 to August 31, 2012. Please disclose portfolio turnover for a longer period.

Response to Comment 77 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that Instruction 5 to Item 3 of Form N-1A requires funds to disclose portfolio turnover for the most recently completed fiscal year, or for such shorter period as the Fund has been in operation. Disclosure of a different period is inconsistent with the Form requirement.

Comment 78 — In the “Fund details — Principal investment strategies” section, please explain how the term “abnormal circumstances” is different from the conditions under which the Fund may take “temporary defensive” positions, as described in Item 9(b)(6) of Form N-1A.

Response to Comment 78 — Supplementally the Fund notes that the term “abnormal circumstances” is meant to contrast with the term “normal market conditions,” under which the Fund invests pursuant to its principal investment strategies.

Comment 79 — In the “Who’s who — Investment adviser” section, regarding the annual report in which the board’s consideration of the Fund’s investment advisory agreement is disclosed, specify the period to which that report relates.

Response to Comment 79 — The Fund will make the requested change.

Specific Comment for International Small Company Fund

Prospectus

Comment 80 — In the “Fund summary — Principal investment strategies” section, please disclose the upper limit of market capitalization in which the Fund may invest.

Response to Comment 80 — The Fund respectfully declines to make the requested change. Supplementally, the Fund notes that the manner in which the subadvisor determines market capitalization is set forth in the third paragraph of this section, which reads: “The subadvisor measures company size on a country or region specific basis and based primarily on market capitalization. In the countries or regions authorized for investment, the subadvisor first ranks eligible companies listed on selected exchanges based on the companies’ market capitalizations. The subadvisor then determines the universe of eligible stocks by defining the maximum market capitalization of a small company that may be purchased by the Fund with respect to each country or region. This threshold will vary by country or region, and dollar amounts will change due to market conditions.”

The Fund believes that this discussion, with historical information regarding the range of market capitalizations of companies held by the Fund, is reasonable and appropriate.

_____________________________________________________

Securities and Exchange Commission

June 25, 2013

The staff has requested that the Trusts provide the following representations in their response to the staff’s comments:

In connection with the Amendments, as applicable, each Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and
3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trusts, on behalf of the Funds, intend to file definitive forms of prospectuses and SAIs that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact us at (617) 663-4324 or (617) 663-4326.

Sincerely,

/s/ Nicholas J. Kolokithas Nicholas J. Kolokithas Assistant Secretary John Hancock Bond Trust and John Hancock Investment Trust II	/s/ Christopher Sechler Christopher Sechler Assistant Secretary John Hancock Funds II	/s/ Andrew Wilkins Andrew Wilkins Assistant Secretary John Hancock Funds III